0-20104

02012247

JAN 29 2002

BRITISH BIOTECH

U.S. POST OFFICE DELAYED

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period of 1st December 2001 to 31st December 2001

British Biotech plc

Thames Court
Watlington Road
Oxford OX4 6LY
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F __X__ Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - _____

4th December 2001

Company Announcements Office
Stock Exchange
London
EC2N 1HP

BRITISH BIOTECH

By fax: 0207 588 6057

AVS No: 902383

Dear Sir,

Pursuant to the terms of the remuneration agreed between British Biotech plc and its subsidiaries ("British Biotech") and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 4th December 2001, acquired 16,474 ordinary shares in British Biotech at a price of 18p per share.

Following this purchase, Mr Hampson is interested in a total of 511,387 ordinary shares.

Yours faithfully

Sian Bishop
Legal Counsel

British Biotech plc
Watlington Road Oxford OX4 5LY Tel 01865 748747

BRITISH BIOTECH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC
(Registrant)

By: ______________ Date : 4th January 2002

Name: Tony Weir
Title: Finance Director

News release

14 December, 2001

British Biotech plc ("British Biotech")

Nine presentations on British Biotech antibiotic research at 41st ICAAC

British Biotech (LSE: BBG, Nasdaq: BBIOY) will give its first public scientific presentations on its research and development of potential new classes of antibiotics at a major international medical conference opening this weekend.

Company researchers and external scientific collaborators will present their findings on British Biotech's novel antibacterial compounds at the 41st Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC), which opens this Sunday (16 December) in Chicago.

The compounds are inhibitors of peptide deformylase (PDF) and of other metalloenzymes that are believed to be essential for bacterial survival and growth. By acting on these novel targets, British Biotech's drugs have the potential to overcome the growing threat posed by bacterial resistance.

Presentation highlights:

- Sunday 16 December: one oral and six poster presentations on peptide deformylase (PDF) inhibitor pre-clinical research
- Tuesday 18 December: poster presentation on LpxC inhibitor research
- Wednesday 19 December: poster presentation on bio-informatics in antibiotic drug discovery

In Sunday's session on 'Novel Antibacterials', the oral and poster presentations will review the *in vitro* and *in vivo* efficacy of British Biotech's PDF inhibitor compounds against a variety of drug-resistant pathogens. The PDF project is the most advanced in the company's overall antibiotic research programme.

In a follow-up poster session on Tuesday 18 December, British Biotech's research into the antibiotic activity and characterization of inhibitors of the 'LpxC' metalloenzyme will be examined. Finally, in the poster session on Wednesday 19 December, the use of bio-informatics in the company's antibiotic drug discovery programme will be discussed.

British Biotech is on track to start clinical studies with the lead PDF inhibitor compound during 2002. Talks with other companies on the creation of an R&D collaboration for the antibiotic programme are also in progress.

----ends----

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY
Tel 01865 748747

Registered in England
and Wales No. 2304992

For more information please contact

British Biotech plc
Tony Weir, Finance Director
Tel: 01865 781166
Fax: 01865 781047
www.britishbiotech.com

Financial Dynamics
David Yates / Sarah Mehanna
Tel: 020 7831 3113
Fax: 020 7242 8695
www.fd.com

Notes to editors

1. About ICAAC
The 41st ICAAC (Interscience Conference on Antimicrobial Agents and Chemotherapy) takes place from 16-19 December 2001 at McCormick Place in Chicago, Illinois. ICAAC is the premier international meeting on infectious diseases and is organised by the American Society for Microbiology (ASM). Currently, over 8000 scientists are registered for this year's event.

2. British Biotech presentations at ICAAC
For full details of the ICAAC programme, including abstracts of the presentations and posters listed below, please visit the conference website at www.icaac.org. Copies of the posters may also be found on British Biotech's website at www.britishbiotech.com.

Sunday 16 December, 2001

Oral presentation: 'Peptide Deformylase Inhibitors as Novel Antimicrobial Agents'
Dr John Clements, Director of Antibiotic Research
British Biotech Pharmaceuticals Ltd, Oxford, UK.

Poster session: Novel Antibacterials I

Poster 350: 'Structure-Activity Relationships of the Peptide Deformylase Inhibitor BB-3497'
R. P. Beckett, J. M. Clements, S. J. Davies, S. P. East, M. G. Hunter, S. B. Launchbury, G. I. Pain, L. M. Pratt, H. K. Smith, Z. M. Spavold, W. Thomas, R. S. Todd and M. Whittaker;
British Biotech Pharmaceuticals Ltd, Oxford, UK.

Poster 351: 'The Synthesis and Biological Activity of Non-Peptidic Analogues of the Peptide Deformylase Inhibitor BB-3497'
P. Beckett, J. Clements, K. Keavey, M. Lobell, M. Hunter, Z. Spavold, W. Thomas, M. Whittaker and S. Wood;
British Biotech Pharmaceuticals Ltd, Oxford, UK.

Poster 352: 'In Vitro Activity of BB 83698 and Two Other Peptide Deformylase Inhibitors Compared to Ciprofloxacin, Moxfloxacin, Gentamicin and Linezolid against Heterogeneous Glycopeptide Intermediate Staphylococcus aureus (hGISA) and GISA'
M. Wootton, R.A. Howe, T.R. Walsh, P.M. Bennett and A.P. MacGowan;
BCARE, Department of Microbiology, North Bristol NHS Trust, Bristol, UK

Poster 353: 'In Vitro Activity of Peptide Deformylase Inhibitors, a New Class of Antimicrobials, Against Gram-Positive Pathogens'
J. Andrews, G. Jevons, J. Ashby, R. Wise
Department of Microbiology, City Hospital NHS Trust, Birmingham, UK

Poster 354: 'Efficacy of BB-83698, a Novel Peptide Deformylase Inhibitor, in a Mouse Pneumonia Model Induced by Wild Type and Antimicrobial-Resistant Streptococcus pneumoniae'
E. Azoulay-Dupuis, J. Mohler, V. Rieux, J.P. Bedos, P. Moine, C. Carbon
INSERM, EMI-9933, Hôpital Bichat-CL. Bernard, Paris, France

Poster 355: 'In Vivo Pharmacodynamics of BB-83698, a Deformylase Inhibitor'
W. Craig and D. Andes
University of Wisconsin and VA Hospital, Madison, Wisconsin, USA

Tuesday, 18 December
Poster session: Novel Antibacterials II

Poster 1704: 'Antibiotic Activity and Characterization of Inhibitors of the Metalloenzyme LpxC'
J. Clements, I. Johnson, S. Chandler, F. Coignard, M. Hunter, S. Palan, A. Waller, J. Wijkmans.
British Biotech Pharmaceuticals Ltd, Oxford, UK.

Wednesday 19 December
Poster session: Novel Antibacterials III: Screens, Targets and Technologies

Poster 2122: 'A Whole Genome Approach for Validation of Metalloenzyme Targets to Discover Novel Class Antibiotics'
A. Waller, T. Dudgeon, J. Hars, G. Wells, I. Johnson, L. Czaplewski and M. Hunter.
British Biotech Pharmaceuticals Ltd, Oxford, UK.

About British Biotech
British Biotech is a biopharmaceuticals company specialising in the development of new drugs to fight diseases with limited treatment options, principally cancer. Its strategy is to use its strengths in product development and registration to form collaborations with other biotechnology companies in order to build a Product Portfolio of drugs in which it has a share of commercialisation rights. Four products are currently in clinical development:

- BB-10901, in phase I development for small cell lung cancer in collaboration with ImmunoGen Inc.
- E21R, in phase II development for acute myeloid leukaemia in collaboration with BresaGen Ltd
- the Batimastat BiodivYsio® stent, in patient trials in collaboration with Biocompatibles International plc
- BB-10153, a novel, thrombolytic that is planned to enter phase II studies in Q1 2002.

The lead compounds in British Biotech's Antibiotic Programme are peptide deformylase inhibitors in development for respiratory tract and other gram positive infections. Initiation of clinical studies with the lead compound is on track for 2002 and a collaborative partner is being sought for this programme.

British Biotech also has collaborative research and product development agreements with Schering-Plough Corporation, Serono SA, OSI Pharmaceuticals, Inc., DevCo Pharmaceuticals Ltd and Tanabe Seiyaku.

For more information about the company please visit http://www.britishbiotech.com.